UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

ECO-STIM ENERGY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

27888D101

(CUSIP Number)

Nelson Oliveira

Albright Capital Management LLC

1101 New York Avenue, NW, Suite 900

Washington, D.C. 20005

(202) 370-3528

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 pages)

_________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 27888D101	13D/A	Page 2 of 7 Pages

(1)	Names of reporting persons	ACM Emerging Markets Master Fund I, LP

(2)	Check the appropriate box if a member of a group (see instructions)	(a) [ ] (b) [X]

(3)	SEC use only

(4)	Source of funds (see instructions)	WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	[ ]

(6)	Citizenship or place of organization.	Cayman Islands

Number of shares beneficially owned by each reporting person with:

	(7) Sole voting power.	0

	(8) Shared voting power.	5,173,911

	(9) Sole dispositive power.	0

	(10) Shared dispositive power.	5,173,911

(11)	Aggregate amount beneficially owned by each reporting person.	5,173,911 (see Attachment A)

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	[ ]

(13)	Percent of class represented by amount in Row (11).	49.5% (see Attachment A)

(14)	Type of reporting person (see instructions).	PN

CUSIP No. 27888D101	13D/A	Page 3 of 7 Pages

(1)	Names of reporting persons	Albright Capital Management LLC

(2)	Check the appropriate box if a member of a group (see instructions)	(a) [ ] (b) [X]

(3)	SEC use only

(4)	Source of funds (see instructions)	AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	[ ]

(6)	Citizenship or place of organization.	Delaware, United States of America

Number of shares beneficially owned by each reporting person with:

	(7) Sole voting power.	0

	(8) Shared voting power.	5,173,911

	(9) Sole dispositive power.	0

	(10) Shared dispositive power.	5,173,911

(11)	Aggregate amount beneficially owned by each reporting person.	5,173,911 (see Attachment A)

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	[ ]

(13)	Percent of class represented by amount in Row (11).	49.5% (see Attachment A)

(14)	Type of reporting person (see instructions).	IA

CUSIP No. 27888D101	13D/A	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by ACM Emerging Markets Master Fund I, LP (the “Fund”) and Albright Capital Management LLC (the “Manager”) with the Securities and Exchange Commission (the “SEC”) on October 10, 2014 (the “Statement”), related to the common stock, par value $0.001 per share (the “Common Stock”), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2930 W. Sam Houston Pkwy N., Suite 275, Houston, Texas 77043. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Unless specifically amended or modified hereby, the disclosures set forth in the Statement remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented as follows:

On October 28, 2014, the Issuer borrowed approximately $10.1 million from the Fund pursuant to the Note Agreement, with such amount convertible into shares of Common Stock at a price of $6.00 per share, or 1,689,351 shares of Common Stock.

On February 19, 2015, the Fund purchased 173,911 shares of the Issuer’s Common Stock at a price of $5.75 per share in an underwritten public offering of the Issuer’s Common Stock. All such shares were acquired with working capital of the Fund.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended by removing the sentence “The amount outstanding under the Note Agreement as of September 30, 2014 is approximately $12 million, convertible into 1,977,315 shares of Common Stock.” and replacing it with the following:

“The amount outstanding under the Note Agreement as of December 31, 2014 is $22,000,000, convertible into 3,666,666 shares of Common Stock.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 6,785,899 shares of Common Stock outstanding as of March 17, 2015 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 18, 2015. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.	ACM Emerging Markets Master Fund I, LP

(a)	As of the date of this filing, the Fund was the record owner and beneficial owner of 5,173,911 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 49.5% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	5,173,911

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	5,173,911

CUSIP No. 27888D101	13D/A	Page 5 of 7 Pages

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D/A, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

B.	Albright Capital Management, LLC

(a)	In its capacity as general partner and investment adviser of the Fund, the Manager may be deemed to be the beneficial owner of 5,173,911 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 49.5% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	5,173,911

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	5,173,911

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D/A, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this Amendment:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement(1)

(1) Filed herewith.

CUSIP No. 27888D101	13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2015	/s/ Nelson R. Oliveira
Date	Nelson R. Oliveira, as general counsel of Albright Capital Management, LLC and for Albright Capital Management, LLC as the general partner of ACM Emerging Markets Master Fund I, LP

CUSIP No. 27888D101	13D/A	Page 7 of 7 Pages

ATTACHMENT A

The Manager is the general partner and investment adviser of the Fund. The Manager may be deemed to possess voting and investment control over the shares of Common Stock held by the Fund and, accordingly, the Investment Committee of the Manager may be deemed to have indirect beneficial ownership of such shares. The Investment Committee of the Manager is composed of John Yonemoto, Gregory B. Bowes, Pieter Wernink, Serdar Saginda, James O’Brien and Michael Warren.

Each Reporting Person disclaims beneficial ownership of the shares of the Issuer’s Common Stock described in this Schedule 13D/A, except to the extent of his or its pecuniary interest therein.